FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of September 2006

Commission File Number _____0-16174____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-_____



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com
_____

                    Contact: Dan Suesskind
                                 Chief Financial Officer
                                 Teva Pharmaceutical Industries Ltd.
                                 (011) 972-2-589-2840
                                 George Barrett
                                 President and CEO
                                 Teva North America
FOR IMMEDIATE RELEASE   (215) 591-3030
                                 Liraz Kalif / Kevin Mannix
                                 Investor Relations
                                 (011) 972-3-926-7554 / (215) 591-8912

**STUDY SHOWED SIGNIFICANT AND SUSTAINED EFFICACY OF COPAXONE®
ALONE FOLLOWING SHORT-TERM COMBINATION THERAPY WITH IV
STEROIDS IN MULTIPLE SCLEROSIS PATIENTS**
*New Data on COPAXONE® in Combination Use Presented as Late-Breaking News at
ECTRIMS*

Jerusalem, Israel, September 29, 2006 – A new study showed that continuing treatment with
COPAXONE® (glatiramer acetate injection) alone, produced pronounced, early and sustained
effects on disease activity, following 6 months combination therapy with IV steroids. Multiple
sclerosis (MS) patients (n=89) with very active disease, having an average of 5.4 gadolinium
(T_1-W Gd) enhancing lesions at entry as measured by magnetic resonance imaging (MRI)
experienced a 65% reduction (p <0.0001) in lesions during treatment with COPAXONE® and
IV steroids in the first six months of the study. This reduction was sustained for an additional
six month period when patients received COPAXONE® alone.

These data were presented yesterday as late-breaking news at the 22nd Congress of the
European Committee for Treatment and Research in Multiple Sclerosis (ECTRIMS), in
Madrid, Spain.

Patients in this study also experienced a reduction in mean annualized relapse rate (ARR) from
the pre-study baseline of 1.65±0.74 down to 0.55 and 0.45 during the first and the second study
periods, respectively. Results also showed that patients who completed the study experienced a
significant decrease in mean converted Kurtzke Expanded Disability Status Scale (EDSS)
score as measured after 12 months of treatment as compared to baseline (-0.15, 95 percent CI, -
0.13, p=.0323).

"In this patient population with highly active disease as shown by baseline MRI scans, the
rapid and significant reduction of brain lesions achieved with COPAXONE® combined with
short-term IV steroid was sustained for an additional six months with COPAXONE® alone,"
said Clive Hawkins, D.M., F.R.C.P., Professor of Clinical Neurology, Keele University,
Consultant Neurologist to the Regional Neuroscience Centre, Stoke-on-Trent, UK and the lead
investigator in this study. "These data may be important for physicians making decisions on
how to treat patients with very active disease as characterized by frequent or disabling relapses,
or those who do not respond optimally to traditional first-line therapies." added Hawkins.

About the Study
This open-label, one-arm study examined short-term combination therapy of COPAXONE®
and the IV steroid methylprednisolone (IVMP), followed by ongoing treatment with
COPAXONE® alone. Patients with at least two T_1-weighted gadolinium (T_1-W Gd) enhancing
lesions and an EDSS score of ≤4.0 at the time of screening received COPAXONE® (glatiramer
acetate injection) 20mg once daily along with monthly 1g IVMP for six months. After six
months, patients continued to receive COPAXONE® alone for an additional six months.

Disease activity assessed by MRI scans in the first six month period demonstrated a 65 percent
reduction (p<0.0001) in the number of T_1-W Gd-enhancing lesions from baseline. This
reduction was sustained in the second six month period and showed no statistical difference

from the change achieved in the first six months (ratio 0.75) as shown by a non-inferiority analysis for the change.

Adverse events throughout the 12-month study period were similar to the safety profile of COPAXONE® alone.

Teva will be issuing a press release regarding additional data presented at ECTRIMS on the efficacy and safety of COPAXONE® treatment after induction therapy with mitoxantrone, which will be posted at www.tevapharm.com.

About COPAXONE®
Current data suggest COPAXONE® (glatiramer acetate injection) is a selective MHC class II modulator. COPAXONE® is indicated for the reduction of the frequency of relapses in RRMS. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, weakness, infection, pain, nausea, joint pain, anxiety, and muscle stiffness.

COPAXONE® is now approved in 44 countries worldwide, including the United States, Canada, Mexico, Australia, Israel, and all European countries. In Europe, COPAXONE® is marketed by Teva Pharmaceutical Industries Ltd. and sanofi-aventis. In North America, COPAXONE® is marketed by Teva Neuroscience, Inc.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 20 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients, as well as animal health pharmaceutical products. Over 80 percent of Teva's sales are in North America and Europe. Teva's innovative R&D focuses on developing novel drugs for diseases of the central nervous system.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
                    (Registrant)

By: /s/ Dan Suesskind
                                 Name: Dan Suesskind
                                 Title: Chief Financial Officer

Date: September 29, 2006